SUBSIDIARIES OF ALX ONCOLOGY HOLDINGS INC.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
ALX Oncology Limited	Ireland
ALX Oncology Incorporated	Delaware
Alexo International Holdings Limited	Malta